Exhibit 99.1

Renren Announces Unaudited Fourth Quarter and Fiscal Year 2014 Financial Results

BEIJING, China, March 18, 2015 — Renren Inc. (NYSE: RENN) ("Renren" or the "Company"), a leading real-name social networking internet platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2014.

Renren’s financial statements will reflect the deconsolidation of 56.com’s operating results. Retrospective adjustments to the historical statement of operations have also been made to provide a consistent basis of comparison for the financial results. Specifically, 56.com’s operational results have been excluded from the Company’s financial results from continuing operations and have been separately itemized under discontinued operations.

Fourth Quarter 2014 Highlights

•	Total net revenues were US$17.2 million, a 38.5% decrease from the corresponding period in 2013.

-	Renren net revenues were US$10.7 million, a 13.4% decrease from the corresponding period in 2013.
-	Games net revenues were US$6.5 million, a 58.4% decrease from the corresponding period in 2013.

•	Gross profit was US$4.9 million, a 65.3% decrease from the corresponding period in 2013.

•	Operating loss was US$32.4 million, compared to an operating loss of US$38.5 million in the corresponding period in 2013.

•	Net income attributable to the Company was US$35.0 million, compared to a net income of US$100.8 million in the corresponding period in 2013.

•	Adjusted net income (1) (non-GAAP) was US$43.2 million, compared to an adjusted net income of US$104.7 million in the corresponding period in 2013.

(1)	Adjusted net income (loss) is a non-GAAP measure, which is defined as net income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets and goodwill. See “About Non-GAAP Financial Measures” below.

Fiscal Year 2014 Highlights

•	Total net revenues were US$83.0 million, a 43.9% decrease from 2013.

-	Renren net revenues were US$45.9 million, a 26.6% decrease from 2013.
-	Games net revenues were US$37.1 million, a 56.6% decrease from 2013.

•	Gross profit was US$35.0 million, a 62.7 % decrease from 2013.

•	Operating loss was US$159.4 million, compared to an operating loss of US$99.4 million in 2013.

•	Net income attributable to the Company was US$60.5 million, compared to a net income of US$63.7 million in 2013.

•	Adjusted net income (1) (non-GAAP) was US$145.9 million, compared to an adjusted net income of US$81.6 million in 2013.

“2014 was an important year of transformation for Renren. We reallocated our resources from group-buy e-commerce, on-line video and games development to new growth areas such as internet finance, leveraging our strength with college students from our core Renren social network,” said Joseph Chen, Chairman and Chief Executive Office. "With a better cost structure in place, we believe the most challenging part of the transition is past us. Our recent initiatives in internet financial services have made an exciting start and we believe this can become a future growth engine. Meanwhile, we will continue to innovate and develop new services for our core SNS, which is the foundation of all our services including internet finance.”

Fourth Quarter 2014 Results

Total net revenues for the fourth quarter of 2014 were US$17.2 million, representing a 38.5% decrease from the corresponding period in 2013.

Renren net revenues were US$10.7 million, representing a 13.4% decrease from the corresponding period of 2013. Within Renren net revenues, online advertising revenues were US$4.2 million for the fourth quarter of 2014, a 44.1% decrease from the corresponding period of 2013. The decrease was due to increasing competition and the continuing migration of our traffic to mobile. Internet Value-Added Services (IVAS) revenues were US$6.5 million, representing a 33.6% increase from the corresponding period in 2013, primarily due to the increase in revenue from the social video platform “Woxiu”. Monthly unique log-in users increased from approximately 45 million in December 2013 to approximately 46 million in December 2014.

Games net revenues were US$6.5 million for the fourth quarter of 2014, a 58.4% decrease from the corresponding period of 2013. The decrease was due to the lack of new titles and previously launched games having reached their mature stages.

Cost of revenues was US$12.3 million, a 10.8% decrease from the corresponding period of 2013.

Operating expenses were US$37.3 million, a 29.1% decrease from the corresponding period of 2013.

Selling and marketing expenses were US$8.5 million, a 52.6% decrease from the corresponding period of 2013. The decrease was primarily due to the decrease in advertising and promotions for online games and a significant decrease in expenses incurred for Renren branding campaigns.

Research and development expenses were US$10.6 million, a 38.2% decrease from the corresponding period in 2013. The decrease was primarily due to headcount reduction and the resulting decrease in personnel related expense.

General and administrative expenses were US$14.0 million, a 0.7% increase from the corresponding period in 2013.

Restructuring costs were US$4.2 million, representing the gaming business restructuring cost that occurred during the reporting quarter.

Share-based compensation expenses, all of which were included in operating expenses, were US$8.3 million, compared to US$3.2 million in the corresponding period in 2013.

Operating loss was US$32.4 million, compared to an operating loss of US$38.5 million in the corresponding period in 2013.

Realized gain on short-term investments was US$21.6 million, compared to US$9.0 million in the corresponding period in 2013. The gain was primarily derived from sales of marketable securities.

Earnings in equity method investments were US$52.1 million. These earnings were mainly derived from earnings in Japan Macro Opportunities Offshore Partners, LP.

Net income attributable to the Company was US$35.0 million, compared to a net income of US$100.8 million in the corresponding period in 2013. In the fourth quarter of 2013 the Company recognized a US$132.7 million gain from the deconsolidation of subsidiaries whereas only US$0.5 million corresponding gain in 2014.

Adjusted net income (non-GAAP) was US$43.2 million, compared to an adjusted net income of US$104.7 million in the corresponding period in 2013.

Fiscal Year 2014 Results

Total net revenues in 2014 were US$83.0 million, a 43.9% decrease from 2013.

Renren net revenues in 2014 were US$45.9 million, representing a 26.6% decrease from 2013. Within Renren net revenues, online advertising revenues were US$26.9 million in 2014, a 35.3% decrease from 2013. The decrease in advertising revenues was due to the continuing migration of our traffic from PC to mobile coupled with increasing competition. Internet Value-Added Services (IVAS) revenues were US$19.0 million for 2014, representing a 9.3% decrease from 2013. The decrease was mainly due to decreased revenue from VIP memberships and third party application developer revenues on renren.com.

Games net revenues in 2014 were US$37.1 million, a 56.6% decrease from 2013. The decrease was due to our previously launched games having reached mature stages and the fact that the restructuring of our gaming business since late 2013 has yet to result in the launch of successful new titles.

Cost of revenues in 2014 was US$48.0 million, an 11.6% decrease from 2013.

Gross profit in 2014 was US$35.0 million, a 62.7% decrease from US$93.7 million in 2013. Gross margin in 2014 was 42.2%, compared to 63.3% in 2013.

Operating expenses in 2014 were US$194.4 million, a 0.7% increase from 2013.

Selling and marketing expenses in 2014 were US$38.3 million, a 38.4% decrease from 2013, primarily due to decreased promotional expenses for our games and Renren branding.

Research and development expenses in 2014 were US$50.7 million, a 35.0% decrease from 2013, primarily due to headcount reduction and the resulting decrease in personnel related expenses.

General and administrative expenses in 2014 were US$51.4 million, a 4.4% increase from 2013.

Impairment of intangible assets and goodwill were US$0.7 million and US$46.9 million respectively. The fair value of the goodwill of the Renren platform reporting unit, which included 56.com, were reviewed and estimated in September 2014 based on the operating results and market conditions at time of the review, and the Company determined that such impairments were required.

Restructuring costs in 2014 were US$6.4 million, compared to US$3.5 million in 2013.

Share-based compensation expenses in 2014, all of which were included in the operating expenses, were US$23.6 million, compared to US$16.1 million in 2013. The increase was mainly due to additional share-based incentive awards granted to employees and directors.

Operating loss in 2014 was US$159.4 million, compared to US$99.4 million operating loss in 2013.

Realized gain on short-term investments was US$139.3 million, compared to US$56.0 million in 2013. The gain was primarily derived from sales of marketable securities.

Earnings in equity method investments were US$49.0 million, compared to US$20.3 million in 2013. These earnings were mainly derived from earnings in Japan Macro Opportunities Offshore Partners, LP.

Gain on deconsolidation of the subsidiaries in 2014 was US$0.5 million, compared to US$132.7 million in 2013. The gain in 2014 was due to a one-time gain from the deconsolidation of 56.com.

Gain on disposal of equity method investment, net of income taxes was US$57.0 million, due to the one-time gain from the disposal of our remaining equity interest in Nuomi.

Net income attributable to the Company in 2014 was US$60.5 million, compared to a net income of US$63.7 million in 2013.

Adjusted net income (non-GAAP) in 2014 was US$145.9 million, compared to an adjusted net income of US$81.6 million in 2013.

Share Repurchase Program

On June 28, 2014, the Company announced a share repurchase program to repurchase up to US$100 million of its ADSs and shares.  During the fourth quarter of 2014, Renren repurchased approximately 9.3 million ADSs in an aggregate amount of approximately US$28.9 million.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$11 million to US$13 million in the first quarter of 2015, representing 44.2% to 52.8% year-over-year decline. This forecast reflects Renren's current and preliminary view, which is subject to change.

Conference Call Information

Management will host an earnings conference call at 9:00 p.m. Eastern Time on Wednesday, March 18, 2015 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, March 19, 2015).

Interested parties may participate in the conference call by dialing the numbers below and entering passcode 10-15 minutes prior to the initiation of the call.

Dial-in Information:

US: +1 845-675-0437
Hong Kong: +852-3018-6771
China: +86 800-819-0121
International: + 65-6723-9381
Passcode: Renren

A replay of the call will be available for one week and dial-in information is as follows:

International: + 61 2-8199-0299
Passcode: 98122505

This call will be webcast live and the replay will be available on Renren's corporate web site at http://ir.renren-inc.com for 12 months.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, watch videos and enjoy a wide range of other features and services. Renren's businesses primarily include the main social networking website renren.com and the game operating platform Renren Games. Renren.com had approximately 223 million activated users as of December 31, 2014. Renren's American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol "RENN".

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook for the first quarter of 2015 and quotations from management in this announcement, as well as Renren's strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Renren uses "adjusted net income (loss)" which is defined as "a non-GAAP financial measure" by the SEC, in evaluating its business. We define adjusted net income (loss) as net income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets and goodwill. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" at the end of this release.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares,	December 31,	September 30,	December 31,
per shares, ADS, and per ADS data)	2013	2014	2014

ASSETS
Current assets:
Cash and cash equivalents	$154,308	$169,500	$183,025
Term deposits	492,699	570,680	494,065
Restricted Cash	—	2,060	—
Short-term investments	301,995	72,016	29,384
Accounts and notes receivable, net	15,958	16,125	18,044
Prepaid expenses and other current assets	34,080	25,433	37,638
Amounts due from related parties	62,411	405	1,047
Deferred tax assets-current	628	458	—
Equity method investment-current	60,508	—	—
Total current assets	1,122,587	856,677	763,203

Non-current assets:
Property and equipment, net	58,560	49,654	43,690
Intangible assets, net	27,397	12,935	2
Goodwill	61,407	13,700	—
Long-term investments	107,842	206,293	320,414
Deferred tax assets-non-current	1,109	1,560	—
Other non-current assets	6,784	23,707	21,844
Total non-current assets	263,099	307,849	385,950
TOTAL ASSETS	$1,385,686	$1,164,526	$1,149,153

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$10,170	$8,355	$5,501
Accrued expenses and other payables	33,314	21,853	24,094
Amounts due to related parties	61,062	87	303
Deferred revenue and advance from customers	8,639	7,662	6,917
Derivative contract liabilities	—	2,866	—
Income tax payable	2,077	8,629	9,229
Total current liabilities	115,262	49,452	46,044

Non-current liabilities:
Other non-current liabilities	156	154	730
Total non-current liabilities	156	154	730

TOTAL LIABILITES	115,418	49,606	46,774

Shareholders' Equity:
Class A ordinary shares	790	744	720
Class B ordinary shares	305	305	305
Additional paid-in capital	1,285,283	1,244,690	1,224,393
Statutory reserves	6,712	6,712	6,712
Accumulated deficit	(197,726)	(172,225)	(137,266)
Accumulated other comprehensive income	174,781	34,694	7,774
Total Renren Inc. shareholders' equity	1,270,145	1,114,920	1,102,638
Noncontrolling Interests	123	—	(259)
TOTAL EQUITY	1,270,268	1,114,920	1,102,379
TOAL LIABILITIES AND EQUITY	$1,385,686	$1,164,526	$1,149,153

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended			For the Twelve Months Ended
(Amounts in US dollars, in thousands, except shares,	December 31,	September 30,	December 31,	December 31,	December 31,
per shares, ADS, and per ADS data)	2013	2014	2014	2013	2014

Net revenues
Renren	$12,368	$11,458	$10,713	$62,474	$45,853
Games	15,557	8,071	6,466	85,473	37,101
Total net revenues	27,925	19,529	17,179	147,947	82,954
Cost of revenues	(13,727)	(12,402)	(12,250)	(54,280)	(47,972)
Gross profit	14,198	7,127	4,929	93,667	34,982
Operating expenses:
Selling and marketing	(17,902)	(9,974)	(8,490)	(62,198)	(38,340)
Research and development	(17,176)	(12,147)	(10,609)	(77,956)	(50,675)
General and administrative	(13,923)	(13,246)	(14,018)	(49,275)	(51,429)
Impairment of intangible assets	(208)	(203)	—	(208)	(714)
Impairment of goodwill	—	(46,864)	—	—	(46,864)
Restructuring cost	(3,475)	(2,110)	(4,244)	(3,475)	(6,354)
Total operating expenses	(52,684)	(84,544)	(37,361)	(193,112)	(194,376)
Loss from operations	(38,486)	(77,417)	(32,432)	(99,445)	(159,394)

Other income	603	1,214	697	1,039	2,448
Other expense	—	—	(1,812)	—	(1,812)
Exchange gain (loss) on offshore bank accounts	1,036	930	(981)	1,476	(2,277)
Interest income	2,885	3,260	3,792	12,778	12,677
Realized gain on short-term investments	9,049	4,602	21,576	56,022	139,265
Impairment of short-term investments	(2,098)	—	—	(2,098)	—
Impairment of equity method investments	(23,025)	—	—	(23,025)	—

Loss before provision of income tax, earnings in equity method investments and noncontrolling interest, net of income taxes	(50,036)	(67,411)	(9,160)	(53,253)	(9,093)
Income tax (expenses) benefit	3,773	(6)	(5,870)	3,980	(6,517)

Loss before earnings in equity method investments and noncontrolling interest, net of income taxes	(46,263)	(67,417)	(15,030)	(49,273)	(15,610)
Earnings in equity method investments, net of income taxes	17,974	47,217	52,113	20,317	49,015
Income (loss) from continuing operations	(28,289)	(20,200)	37,083	(28,956)	33,405

Discontinued operation
Loss from operations of discontinued operations, net of income taxes	(3,546)	(18,045)	(2,773)	(40,068)	(30,809)
Gain on deconsolidation of the subsidiaries	132,665	—	489	132,665	489
Gain on disposal of equity method investment, net of income tax	—	—	(99)	—	56,993
Gain (loss) from discontinued operations, net of income taxes	129,119	(18,045)	(2,383)	92,597	26,673
Net income (loss)	100,830	(38,245)	34,700	63,641	60,078
Net loss attributable to noncontrolling interests	—	122	259	92	382

Net income (loss) attributable to Renren Inc.	$100,830	$(38,123)	$34,959	$63,733	$60,460

Net income (loss) per share from continuing operations attributable to Renren Inc.shareholders:
Basic	$(0.03)	$(0.02)	$0.04	$(0.03)	$0.03
Diluted	$(0.03)	$(0.02)	$0.04	$(0.03)	$0.03
Net income (loss) per share from discontinued operations attributable to Renren Inc.shareholders:
Basic	$0.12	$(0.02)	$(0.00)	$0.08	$0.03
Diluted	$0.12	$(0.02)	$(0.00)	$0.08	$0.03
Net income (loss) per share attributable to Renren Inc. shareholders:
Basic	$0.09	$(0.04)	$0.03	$0.06	$0.06
Diluted	$0.09	$(0.04)	$0.03	$0.06	$0.06
Net income (loss) attributable to Renren Inc. shareholders per ADS:
Basic	$0.27	$(0.11)	$0.10	$0.17	$0.17
Diluted	$0.27	$(0.11)	$0.10	$0.17	$0.17

Weighted average number of shares used in calculating net income (loss) per ordinary share from continuing operations attributable to Renren Inc. shareholders:
Basic	1,106,742,708	1,057,907,133	1,034,933,302	1,118,091,879	1,059,446,436
Diluted	1,106,742,708	1,057,907,133	1,040,849,227	1,118,091,879	1,067,631,709
Weighted average number of shares used in calculating net income (loss) per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,106,742,708	1,057,907,133	1,034,933,302	1,118,091,879	1,059,446,436
Diluted	1,117,484,147	1,057,907,133	1,034,933,302	1,130,739,922	1,067,631,709

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

Adjusted net income (loss)

	For the Three Months Ended			For the Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
(Amounts in US dollars, in thousands)	2013	2014	2014	2013	2014

Net income (loss)	$100,830	$(38,245)	$34,700	$63,641	$60,078
Add back: Shared-based compensation expenses	3,188	6,615	8,325	16,138	23,604
Add back: Amortization of intangible assets	456	324	192	1,618	1,143
Add back: Impairment of goodwill	—	46,864	—	—	46,864
Add back: Impairment of intangible assets	208	13,739	—	208	14,250
Adjusted net income	$104,682	$29,297	$43,217	$81,605	$145,939